Exhibit 99.1

Brookfield Reinsurance Announces Results for Election of Directors

BROOKFIELD NEWS, August 17, 2023 – Brookfield Reinsurance (NYSE, TSX: BNRE) today announced that all five nominees proposed for election to the board of directors by holders of class A exchangeable limited voting shares (“class A shares”) and all five nominees proposed for election to the board of directors by the holder of class B limited voting shares (“class B shares”) were elected at the company’s annual general and special meeting of shareholders held earlier today in a virtual meeting format. Detailed results of the vote for the election of directors are set out below.

Management received the following proxies from holders of class A shares in regard to the election of the five directors nominated for election by this shareholder class:

Director Nominee	Votes For	%	Votes Withheld	%
Soonyoung Chang	7,018,461	99.60	28,033	0.40
William Cox	7,021,943	99.65	24,551	0.35
Michele Coleman Mayes	7,027,568	99.73	18,926	0.27
Lars Rodert	6,638,472	94.21	408,022	5.79
Anne Schaumburg	6,930,093	98.35	116,401	1.65

Management received a proxy from the holder of class B shares to vote all 24,000 class B shares for each of the five directors nominated for election by this shareholder class:

Director Nominee	Votes For	%
Barry Blattman	24,000	100
Gregory Morrison	24,000	100
Lori Pearson	24,000	100
Sachin Shah	24,000	100
Jay Wintrob	24,000	100

A summary of all votes cast by holders of the class A shares and class B shares represented at the company’s annual general and meeting of shareholders is available electronically on EDGAR on the United States Securities and Exchange Commission’s website at www.sec.gov or on SEDAR at www.sedarplus.ca.

About Brookfield Reinsurance:

Brookfield Reinsurance Ltd. (NYSE, TSX: BNRE) operates a leading capital solutions business providing insurance and reinsurance services to individuals and institutions. Through its operating subsidiaries, Brookfield Reinsurance offers a broad range of insurance products and services, including life insurance and annuities, and personal and commercial property and casualty insurance. Each class A exchangeable limited voting share of Brookfield Reinsurance is exchangeable on a one-for-one basis with a class A limited voting share of Brookfield Corporation (NYSE, TSX: BN).

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For more information, please visit our website at bnre.brookfield.com or contact:

Communications & Media Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations Rachel Powell Tel: (416) 956-5141 Email: rachel.powell@brookfield.com

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